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                               July 6, 2022

       Jef Lewis
       Chief Executive Officer
       BrewBilt Brewing Company
       175 Joerschke Dr., Ste. A
       Grass Valley, California 95945

                                                        Re: BrewBilt Brewing
Company
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2022
                                                            File No. 333-265528

       Dear Mr. Lewis:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 10, 2022

       General

   1. We note that your common stock is quoted on the OTC Pink tier and that the selling stockholders may sell
their shares at prevailing market prices. Please note that the OTC
                                                        Pink market is not an
established public trading market into which a selling stockholder may offer and sell
shares at other than a fixed price. Accordingly, please revise your cover page disclosure,
and make corresponding changes elsewhere in the prospectus, to disclose a fixed price
at which the selling stockholders will offer and sell shares until your shares are listed on a
national securities exchange or quoted on the OTC Bulletin Board,
                                                        OTCQX, or OTCQB, at
which time they may be sold at prevailing market prices. Refer to Item 501(b)(3) of
Regulation S-K.
 Jef Lewis
BrewBilt Brewing Company
July 6, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Patrick Fullem at (202) 551-8337 or Erin Purnell at (202) 551-3454 with any questions.



                                                           Sincerely,
FirstName LastNameJef Lewis
                                                           Division of
Corporation Finance
Comapany NameBrewBilt Brewing Company
                                                           Office of
Manufacturing
July 6, 2022 Page 2
cc:       Zev M. Bomrind
FirstName LastName